Exhibit 99.358

NEXTECH AR SOLUTION CORP.

September 22, 2021

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs and Mesdames:

RE:	REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of the shareholders of NexTech AR Solutions Corp. (the “Company”) held on September 14, 2021.

1.	Fixing the Number of Directors at Five.

The shareholders approved the number of directors to be fixed at five. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Against	% Votes Against
12,898,094	99.01%	128,467	0.99%

2.	Election of Directors.

The following five nominees were elected as directors of the Company to serve until the next annual general meeting of the shareholders of the Company, or until their successors are earlier elected or appointed. Proxies were received on this matter as follows:

			# Votes	% Votes
Nominee	# Votes For	% Votes For	Withheld/Abstain	Withheld
Evan Gappelberg	12,621,236	96.74%	425,325	3.26%
Paul Duffy	12,902,227	98.89%	144,334	1.11%
Belinda Tyldesley	12,950,024	99.26%	96,537	0.74%
Ori Inbar	12,885,923	98.77%	160,638	1.23%
David Cramb	12,897,025	98.85%	149,536	1.15%

3.	Appointment of Auditors.

The shareholders approved the appointment of Dale Matheson Carr-Hilton LLP, Chartered Professional Accountants, as auditor of the Company at a remuneration to be fixed by the Directors. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld/Abstain	% Votes Against
12,876,190	98.69%	170,371	1.31%

4.	Approval of Stock Option Plan.

The shareholders approved the Company’s 2021 Stock Option Plan, and in connection therewith a maximum of 10% of the issued and outstanding common shares at the time of each grant were approved for granting as options. Proxies were received on this matter as follows:

		Votes
Votes For	% Votes For	Withheld/Abstain	% Votes Against
12,595,145	96.54%	451,416	3.46%

Yours truly,

NEXTECH AR SOLUTIONS CORP.

“Belinda Tyldesley”
Authorized Signatory